UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-35234

BLUE WOLF MONGOLIA HOLDINGS CORP.

Suite 409, Central Tower

2 Sukhbaatar Square, Sukhbaatar District 8

Ulaanbaatar 14200, Mongolia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

IMPORTANT NOTICES

Concurrently with the filing of this report, Blue Wolf Mongolia Holdings Corp. (“Blue Wolf” or the “Company”) is filing proxy solicitation materials to (i) amend and restate the Company’s memorandum and articles of association (the “Charter”) to extend the date by which the Company must consummate its initial business combination from April 20, 2013 to July 22, 2013 (the “Extension Amendment”), (ii) amend and restate the Charter to remove the requirement that the Company acquire a target business that has a fair market value equal to at least 80% of the value of the funds held in the Trust Account (the “80% Amendment”) and (iii) amend the Investment Management Trust Agreement (the “IMTA”), by and between Blue Wolf and Continental Stock Transfer & Trust Company entered into at the time of our initial public offering (the “IPO”) governing the IPO funds held in the trust account (the “Trust Account”) to: (a) permit the withdrawal and distribution of an amount, not to exceed an aggregate of $69,854,955 (the “Withdrawal Amount”), from the Trust Account to those persons holding ordinary shares comprising part of the units sold in its IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and (b) extend the date on which to liquidate the Trust Account in accordance with the IMTA Agreement to July 22, 2013 (the “IMTA Amendment” and, together with the Extension Amendment and the 80% Amendment, the “Shareholder Proposals”).

Blue Wolf also intends to conduct a tender offer for its ordinary shares to allow shareholders the opportunity to redeem their shares if and when the Shareholder Proposals are approved. The solicitation and the offer to buy Blue Wolf ordinary shares will be made pursuant to a tender offer statement (the “Tender Offer”) on Schedule TO and other offer documents that Blue Wolf will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the Tender Offer. The planned Tender Offer by Blue Wolf described in this Report has not yet commenced. Such description is not an offer to buy or the solicitation of an offer to sell securities. The Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials will be distributed free of charge to all shareholders of Blue Wolf when available. In addition, all of these materials (and all other materials filed by Blue Wolf with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Shareholders of Blue Wolf are urged to read the proxy solicitation materials and Tender Offer documents and the other relevant materials when they become available before making any investment decision with respect to the Shareholder Proposals and the Tender Offer because such documents and materials will contain important information about the Shareholder Proposals and the Tender Offer.

This report, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in the proxy materials, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to Blue Wolf as of the date of this report and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Blue Wolf’s views as of any subsequent date and Blue Wolf undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

2

These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the risk that more than 7,006,515 ordinary shares will be validly tendered and not properly withdrawn prior to the expiration date of the Tender Offer which would then cause the Company to withdraw the Tender Offer;
•	the risk that shareholders do not approve the Shareholder Proposals, which would then cause the Company to withdraw the Tender Offer;
•	the risk that governmental and regulatory review of the Tender Offer documents may result in the inability of Blue Wolf to close the Tender Offer by April 19, 2013;
•	the risk that we will not be able to enter into a definitive agreement with Li3 Energy, Inc. or any other target;
•	the ability of Blue Wolf to effect the Shareholder Proposals or consummate a business combination;
•	the risk that a condition to consummation of the Shareholder Proposals may not be satisfied or waived;
•	the ability to meet the Nasdaq listing standards, including having the requisite number of shareholders;
•	potential changes in the legislative and regulatory environments; and
•	potential volatility in the market price of the ordinary shares.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Blue Wolf undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Memorandum of Understanding

The following summary is qualified by reference to the complete text of the Memorandum of Understanding, a copy of which is attached hereto as Exhibit 99.1.

On March 18, 2013, Blue Wolf entered into a Memorandum of Understanding (“MOU”) with Li3 Energy, Inc. (“Li3”). Pursuant to the MOU, Blue Wolf’s wholly-owned subsidiary will merge with and into Li3 and Li3’s shareholders will receive one ordinary share for every 250 Li3 shares they own upon the consummation of the transaction (the “Transaction”). The execution of a definitive agreement is subject to a number of conditions, including (i) the satisfactory completion of due diligence of the parties, (ii) the execution of lockup and support agreements, (iii) the approval of each of the Shareholder Proposals by Blue Wolf’s shareholders and (iv) the completion of the Tender Offer. In addition, Blue Wolf MHC, Ltd. (our “Sponsor”) will forfeit 80% of its shares that were acquired prior to the IPO (the “founder shares”) and 80% of its sponsor warrants (warrants received in connection with the IPO) upon the closing of the business combination. The remaining founder shares held by our Sponsor subsequent to the closing of the Transaction will not be subject to any existing forfeiture provisions. The definitive agreement will include customary closing conditions including necessary shareholder and regulatory approvals and the Trust Account having a minimum of $5.0 million of cash upon the consummation of the Transaction (giving effect to redemptions by Blue Wolf shareholders and after payment of both Blue Wolf’s expenses related to the consummation of a Transaction and its deferred underwriting fees related to its IPO). In addition, certain shareholders of Li3 will agree to vote in favor of the Transaction and be restricted from selling any shares they receive until the expiration of the lockup for Blue Wolf’s insiders. Li3 shareholders holding a minimum of 50% of Li3’s outstanding shares will agree to assign their proxy to Li3 to vote in favor of the Transaction and to be restricted from selling any Li3 shares until the closing of the Transaction. Subject to certain exceptions, Li3 has agreed that until May 10, 2013, neither it nor any of its directors or officers will solicit or discuss any proposals with third parties for a business combination or a sale of its securities or material assets.

3

Li3 (OTCBB: LIEG), a Nevada corporation, is a South America-based exploration stage company in the lithium mining and energy sector which files public reports with the SEC. Li3 aims to acquire, develop and commercialize a significant portfolio of lithium brine deposits in the Americas. It is currently focused on exploring, developing and commercializing its 60% controlling interest in its flagship Maricunga Project located in the northeast section of the Salar de Maricunga in Region III of Atacama, in northern Chile. In Chile, its assets consist of 1,438 hectares located within Salar de Maricunga as well as 4,900 hectares of other prospective land holdings that are strategically located within close proximity to the salar that could serve as potential processing sites for the project. Together, its total Chilean land holdings consist of 6,338 hectares, and it believes it is one of the only companies with an advanced stage lithium and potassium project within Salar de Maricunga. Li3 plans to continue exploring other synergistic opportunities to further augment and strengthen this property and its land portfolio throughout the region. With the completion of the NI 43–101 Compliant Measured Resource Report in May 2012, Li3’s goals are to: (a) advance Maricunga to the Feasibility Stage; (b) support the global implementation of clean and green energy initiatives; (c) meet growing lithium market demand; and (d) become a mid-tier, low cost supplier of lithium, potassium nitrate, and other strategic minerals, serving global clients in the energy, fertilizer and specialty chemical industries. Additional information regarding Li3 can be found in its filings with the SEC as well as on its website at www.li3energy.com. None of the information on Li3’s website shall be deemed to be a part of this report.

We intend to negotiate and execute a definitive agreement with Li3 for the Transaction in accordance with the terms of the MOU. In connection with the consummation of a business combination (assuming completion of the Tender Offer and shareholder approval of the Shareholder Proposals), we intend to conduct a second tender offer pursuant to the tender offer rules of the SEC and the terms of the Transaction. There can be no guarantee that we will be successful in entering into a definitive agreement with Li3 and even if we do enter into a definitive agreement with Li3, there can be no assurance that we will be able to consummate a business combination with Li3. If we do not enter into a definitive agreement or consummate a business combination with Li3, we may pursue business combinations with other entities.

On March 20, 2013, Blue Wolf issued a press release announcing the execution of the MOU, a copy of which is attached hereto as Exhibit 99.3.

Shareholder Meeting

 In order to effect the Shareholder Proposals, Blue Wolf’s shareholders must approve certain amendments to the Charter and the IMTA governing the Trust Account. Accordingly, Blue Wolf will convene a shareholder meeting on April 15, 2013, to consider and vote on the Shareholder Proposals. In addition, in order to effect the Charter amendments, the Tender Offer discussed below must have been consummated. In connection with such shareholder meeting, Blue Wolf is mailing proxy solicitation materials seeking shareholder approval of the following proposals:

4

Extension Amendment

Blue Wolf will not be able to consummate an initial business combination by April 20, 2013, the date by which Blue Wolf is required by the IMTA to complete its initial business combination. Accordingly, Blue Wolf has determined to seek shareholder approval to extend the date by which it must consummate its initial business combination from April 20, 2013 to July 22, 2013.

80% Amendment

Blue Wolf’s Charter requires that the target of any initial business combination have a fair market value equal to or greater than the value of the Trust Account. The Board of Directors believes that even though the fair market value of Li3 may be less than 80% of the value of the Trust Account, Li3 presents a compelling business opportunity and will add value to shareholders. As a result, Blue Wolf believes it is in the best interests of its shareholders to amend its Charter to remove the requirement that a target have a fair market value equal to 80% of the value of the Trust Account.

IMTA Amendment

The IMTA provides that, unless an initial business combination is consummated, the Trust Account would liquidate on April 20, 2013. Moreover, the IMTA provides that funds may be withdrawn from the Trust Account only upon liquidation or consummation of an initial business combination. In order to implement the Extension Amendment and the 80% Amendment, Blue Wolf is seeking to amend the IMTA to (i) permit the withdrawal and distribution of the Withdrawal Amount to those persons holding Public Shares who wish to exercise redemption rights in connection with the Shareholder Proposals and (ii) extend the date on which to liquidate the Trust Account in accordance with the IMTA from April 20, 2013 to July 22, 2013.

The foregoing summary is qualified by reference to the complete text of the proxy solicitation materials, a copy of which is attached hereto as Exhibit 99.1.

Tender Offer

In connection with the Shareholder Proposals, Blue Wolf is providing its shareholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, or $9.97 per share. Accordingly, Blue Wolf will offer to purchase up to 7,006,515 Public Shares for a total of up to $69,854,955. Blue Wolf’s obligation to purchase Public Shares validly tendered and not withdrawn pursuant to the Tender Offer will be subject to, among other things: (i) the condition that no more than 7,006,515 of the Public Shares have been validly tendered and not withdrawn pursuant to and prior to the expiration of the Tender Offer; and (ii) approval of the Shareholder Proposals by Blue Wolf’s shareholders on or prior to April 19, 2013.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

March 20, 2013

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
Title: Lee Kraus Name: Chief Executive Officer

6

Exhibit Index

99.1	Memorandum of Understanding by and among Blue Wolf Mongolia Holdings Corp. and Li3 Energy, Inc., dated March 18, 2013
99.2	Proxy Solicitation Materials
99.3	Press Release, dated March 20, 2013

7